Exhibit 99.1

Copernic Announces 2008 Fourth Quarter, Year-End Results and Hiring of New CFO

Montreal, Canada, March 4, 2009 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company in the technology sector, specializing in internet, desktop and mobile search products, today reported its financial results for the fourth quarter and year ended December 31, 2008.  Unless otherwise stated, all figures in this release are in US dollars.

Financial Highlights

▪	Revenue was $1.9 million for the fourth quarter 2008 compared to $1.7 million in the fourth quarter of 2007, an increase of 15.4%.
▪	Revenue for the year ended December 31, 2008 was $7.0 million compared to $8.1 million in the same period in 2007, a decline of 13.6%.
▪
Net loss of $4.3 million ($0.29 per share), including write-downs of $4.4 million in the fourth quarter 2008, compared to net loss of $11.0 million ($0.75 per share)  including write-downs of $10.2 million in the fourth quarter 2007.

▪
Net loss of $6.5 million ($0.44 per share) in 2008 compared to net loss of $14.4 million ($0.99 per share) in 2007. Excluding the write-downs of $4.4 million in 2008 and $10.2 million in 2007, net loss for 2008 was $2.1 million compare to $4.2 million in 2007.

▪	Cash of $679,000 was generated from operations in the fourth quarter 2008 versus cash usage of $795,000 in the comparable 2007 period.
▪	Liquidities sufficient to meet normal operating requirements until end of 2009, were at $5.1 million as of December 31, 2008, compared to $6.9 million as of December 31, 2007.

Recent Highlights

▪	Announced the consolidation of its operations in Quebec City and will complete the closure of its Montreal office during the first quarter 2009.
▪	Launched Copernic desktop search Professional edition – in line with our product line extension strategy
▪	Announced a Normal Course Issuer Bid to purchase a maximum of 5% of the common shares during the next 12 months.

“Copernic’s improved results in the fourth quarter demonstrate the success of its cost restructuring programs coupled with continued new product development,” said Marc Ferland, Copernic’s President and CEO.  “Although we live through uncertain economic times, the management team continues to drive towards sustainable long term profitable growth.”

Claire Castonguay, Vice President Finance and Controller will terminate her employment with the Company at the end of the quarter consistent with the closure of the Montreal office at that time. Jean-Rock Fournier, Vice President Finance since the beginning of the quarter and also located in Quebec City will assume the duties of Chief Financial Officer effective March 31st. Mr. Fournier is a Chartered Accountant since 2000, practiced public accounting with KPMG, and has been Vice President Finance with Axion Technologies and PGI, both companies in the Information Technology sector.

Financial Results for the quarter ended December 31, 2008

Revenues in the fourth quarter of 2008 totalled $1,910,000, up from $1,654,000 in the fourth quarter of 2007.

Search and graphic advertising revenues were $1,435,000 in the fourth quarter 2008, even with the comparable period in 2007. Search advertising continues to consolidate with the industry leaders, coupled with additional focus on ROI for advertisers resulting in increased demand for higher quality traffic at reduced prices. Copernic desktop search products, produced revenues of $475,000 in the fourth quarter 2008, versus revenues of $208,000 in the comparable 2007 period and is consistent with our continued investments in new product development.

Gross margin in the fourth quarter was 68.5%, compared to 67.1% in the same quarter in 2007 mainly due to a mix shift to higher margin CDS products offset by price declines in the search advertising business.

Expenses including write-downs were reduced by 48% to $5,750,000 in the fourth quarter of 2008 compared to $12,897,000 for the same period in 2007. Excluding write-downs and settlement costs, expenses in 2008 were at $1,339,000 down from $2,751,000 in the same quarter last year.

Net loss in the fourth quarter 2008 was $4,260,000 ($0.29 per share), compared to $10,990,000 ($0.75 per share) in the fourth quarter 2007.

Liquidities totalled $5,073,000, which was an increase of $679,000 over the previous quarter.

Financial Results for the Full Year 2008

Revenues for the full year 2008 were $7,012,000, down from $8,116,000 in 2007, a 13.6% decline.

Search and graphic advertising revenues were $5,607,000 down year over year in 2008 from $7,354,000 in 2007 or a 23.8% decrease.

Copernic desktop search products were $1,405,000 in 2008, up 84.4% over 2007 at $762,000.

Gross margin decreased in 2008 at 63.9% from 67.5% mainly due to price concessions for search partners to attract higher quality traffic.

Total expenses for 2008, including write-downs and settlement costs were $11,361,000 down from $21,160,000.  Excluding write-downs and settlement costs, expenses for 2008 were $6,929,000, compared with the total of $11,013,000 in 2007, due to the positive impact of our restructuring program.

Net loss for the full year 2008 was $6,491,000 ($0.44 per share), down from a loss of $14,431,000 ($0.99 per share) in 2007.

About Copernic Inc.
Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mamma.com and www.copernic.com.

With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. Additionally, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide through its well established media placement channels. Copernic handles over 1 billion search requests per month and has media placement partnerships established in North America and Europe.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.
FOR INFORMATION PLEASE CONTACT:

Copernic Inc.
Marc Ferland
President and Chief Executive Officer
Telephone:  (418) 527-0528
Email:  mferland@copernic.com
Website:  www.copernic-inc.com

Copernic Inc. Condensed Consolidated Balance Sheets As at December 31, 2008 and 2007
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	2008 $	2007 $
Assets

Current assets
Cash and cash equivalents	2,067,705	2,099,560
Restricted cash	-	807,468
Temporary investments	3,005,227	3,965,384
Accounts receivable	907,560	918,033
Income taxes receivable	110,121	221,205
Prepaid expenses	170,864	208,655

	6,261,477	8,220,305

Property and equipment	240,094	459,872

Intangible assets	918,485	2,320,676

Goodwill	3,362,003	7,357,003

	10,782,059	18,357,856

Liabilities

Current liabilities
Accounts payable and accrued liabilities	991,142	1,520,619
Deferred revenue	156,789	211,455
Deferred rent	4,805	11,016
Income taxes payable	-	8,100
Current portion of obligations under capital leases	57,267	56,071

	1,210,003	1,807,261

Obligations under capital leases	39,992	99,788

Future income taxes	259,848	650,413

Shareholders’ Equity

Capital stock
Authorized
Unlimited common shares, no par value
Issued and outstanding
14,637,531 common shares	96,556,485	96,556,485

Additional paid-in capital	5,747,028	5,784,502

Cumulative translation adjustment	561,137	561,137

Accumulated deficit	(93,592,434)	(87,101,730)

	9,272,216	15,800,394

	10,782,059	18,357,856

Copernic Inc. Condensed Consolidated Statements of Operations
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the twelve months ended		For the three months ended
	December 31		December 31
	2008 $	2007 $	2008 $	2007 $

Revenues	7,011,631	8,116,408	1,909,648	1,654,352

Cost of revenues	2,530,908	2,636,410	601,519	543,763

Gross Margin	4,480,723	5,479,998	1,308,129	1,110,589

Expenses
Marketing, sales and services	938,611	1,897,822	160,802	480,531
General and administration	2,907,964	4,691,572	525,309	1,020,709
Product development and technical support	1,938,724	2,416,410	332,145	651,830
Amortization of property and equipment	211,056	302,509	55,353	119,220
Amortization of intangible assets	1,019,159	1,991,286	254,746	511,384
Write-downs and settlement costs	4,432,264	10,146,311	4,410,733	10,146,311
Restructuring charges	101,012	-	69,621	-
Interest and other income	(162,880)	(401,183)	(40,762)	(74,078)
Loss (gain) on foreign exchange	(24,440)	115,071	(18,218)	41,164

	11,361,470	21,159,798	5,749,729	12,897,071

Loss before income taxes	(6,880,747)	(15,679,800)	(4,441,600)	(11,786,482)

Recovery of future income taxes	(390,565)	(1,250,453)	(172,613)	(796,926)
Current income taxes	522	1,479	(8,550)	525

Loss for the period	(6,490,704)	(14,430,826)	(4,260,437)	(10,990,081)

Basic and diluted loss per share	(0.44)	(0.99)	(0.29)	(0.75)

Copernic Inc. Condensed Consolidated Statements of Cash Flows
(unaudited) (expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the twelve months ended		For the three months ended
	December 31		December 31
	2008 $	2007 $	2008 $	2007 $

Cash flows from (used for)

Operating activities
Loss from continuing operations	(6,490,704)	(14,430,826)	(4,260,437)	(10,990,081)
Adjustments for
Amortization of property and equipment	211,056	302,509	55,353	119,220
Amortization of intangible assets	1,019,159	1,991,286	254,746	511,384
Employee stock-based compensation	(37,474)	660,312	(5,861)	175,568
Write-down of goodwill	3,995,000	8,060,841	3,995,000	8,060,841
Write-down of intangible assets	394,192	1,985,470	394,192	1,985,470
Write-down of investment	-	150,000	-	150,000
Write-down of property and equipment	43,072	-	21,541	-
Future income taxes	(390,565)	(1,250,453)	(172,613)	(796,926)
Unrealized loss on foreign exchange	(25,199)	12,813	(18,919)	(1,271)
Net change in non-cash working capital items	(439,106)	990,158	432,702	17,391

Cash from (used for) operating activities	(1,720,569)	(1,527,890)	659,704	(768,404)
Cash used for operating activities from discontinued operations	-	(6,253)	-	-

	(1,720,569)	(1,534,143)	659,704	(768,404)

Investing activities
Purchase of intangible assets	(5,054)	(68,433)	-	(3,431)
Purchase of property and equipment	(15,879)	(149,658)	(2,836)	(12,903)
Net decrease (increase) in temporary investments	960,157	1,626,458	(3,005,227)	(3,965,384)

Cash from (used for) investing activities	939,224	1,408,367	(3,008,063)	(3,981,718)

Financing activities
Issuance of capital stock	-	676,258	-	-
Repayment of obligations under capital leases	(57,976)	(23,071)	(14,075)	(9,941)

Cash provided from (used for) financing activities	(57,976)	653,187	(14,075)	(9,941)

Net change in cash, cash equivalents and restricted cash during the period	(839,323)	527,411	(2,326,434)	(4,760,063)

Cash, cash equivalents and restricted cash – Beginning of period	2,907,028	2,379,617	4,394,139	7,667,091

Cash, cash equivalents and restricted cash – End of period	2,067,705	2,907,028	2,067,705	2,907,028

Cash and cash equivalents comprise:
Cash	1,066,817	596,493	1,066,817	596,493
Short-term investments	1,000,888	1,503,067	1,000,888	1,503,067

	2,067,705	2,099,560	2,067,705	2,099,560
Restricted cash	-	807,468	-	807,468

	2,067,705	2,907,028	2,067,705	2,907,028